UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Northern Power Systems Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66561Y107

(CUSIP Number)

July 3, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	66561Y107

1.	NAMES OF REPORTING PERSONS Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	978,300
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	978,300
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,300
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.54%
12.	TYPE OF REPORTING PERSON OO

Item 1.
	(a)	Name of Issuer Northern Power Systems Corp.
	(b)	Address of Issuer's Principal Executive Offices 29 Pitman Road Barre, VT 05641
Item 2.
	(a)	Name of Person Filing Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio (''WTC-CTF Micro Cap Equity'')
	(b)	Address of Principal Business Office or, if None, Residence c/o Wellington Trust Company 280 Congress Street Boston, MA 02210
	(c)	Citizenship
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 66561Y107
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box [X]
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:
978,300 shares of the Issuer.
	(b)	Percent of Class:
8.54%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	0
		(ii)	shared power to vote or to direct the vote	978,300
		(iii)	sole power to dispose or to direct the disposition of	0
		(iv)	shared power to dispose or to direct the disposition of	978,300
Item 5.	Ownership of Five Percent or Less of Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio

By: Wellington Trust Company, NA its investment advisor
By: /s/ Steven M. Hoffman
--------------------------------------
Name: Steven M. Hoffman
Title: Vice President
Date: July 14, 2014